Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com

May 22, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Lisa N. Larkin, Esq.

Lauren Hamilton

100 F Street, N.E.

Washington, DC 20549

Re:	THL Credit, Inc.—Registration Statement on Form N-2 (File No. 333-217217)

Dear Mses. Larkin and Hamilton:

On behalf of THL Credit, Inc. (the “Company”), set forth below are the Company’s responses to the requests for certain undertakings by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”), which were communicated to the Company via telephone on May 3, 2017, with respect to the Company’s registration statement on Form N-2 (File No. 333-217217) last filed with the SEC on April 7, 2017 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).

The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses. The revisions to the Prospectus referenced in the responses below are set forth in Pre-Effective Amendment No. 1 to the Registration Statement filed herewith.

LEGAL COMMENTS:

Management of the Company

1.	The Staff notes that W. Hunter Stropp, the Company’s former president, has left the Company. Advise whether the Company intends to replace Mr. Stropp with another individual to serve as the Company’s president. Further, if the Company does not intend to appoint a new president and it believes that the absence of a president will impact the Company’s leadership, please disclose the anticipated effect in the Prospectus. If the Company does not believe that the absence of a president will have such an impact, please explain the Company’s rationale supplementally.

Response: The Company currently does not intend to appoint a new president. The Company advises the Staff that responsibilities previously assigned to Mr. Stropp as president have been assumed by Christopher Flynn and Sam Tillinghast, the Company’s co-chief executive officers. Furthermore, THL Credit Advisors LLC, the Company’s investment advisor, has retained a new managing director responsible for portfolio management, who will share in fulfilling the duties previously held by Mr. Stropp as president. The Company believes that because the Company’s leadership structure is based on balancing its co-chief executive officers with an independent chairman and a supermajority of independent directors, the absence of a president will not impact its leadership structure.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

U.S. Securities and Exchange Commission

May 22, 2017

Control Persons and Principal Stockholders

2.	Confirm that information regarding W. Hunter Stropp is not needed because he was not an officer of the Company as of the date of the beneficial ownership table included in the Prospectus.

Response: The Company confirms that W. Hunter Stropp was not an officer of the Company as of the date of the beneficial ownership table included in the Prospectus.

The Advisor

3.	Confirm that the information in the paragraph describing the Company’s investment committee has been updated.

Response: The Company has revised the disclosure on page 151 of the Prospectus to update the information regarding the Company’s investment committee.

4.	Please clarify that the new portfolio managers’ experience prior to joining THL Credit Advisors, LLC over the prior 5 years.

Response: The Company has revised the biographical information provided for each of the portfolio managers to disclose each individual’s experience over the prior five years.

ACCOUNTING COMMENTS:

Fees and Expenses

1.	Please represent to the Staff that if the assumptions used in the fees and expenses table change over the course of the life of the Registration Statement that the disclosure will be updated accordingly in connection with any offering under the Registration Statement.

Response: The Company represents that in connection with any takedown of common stock under the Registration Statement, it will update the fees and expenses table to the extent the assumptions underlying the percentages disclosed have changed.

Risk Factors – “Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.”

2.	With regard to the Company’s investments in the last-out tranche of unitranche loans issued by portfolio companies, please supplementally describe if the Company enters into agreements among lenders, or arrangements with other lenders, to determine tranches, payment waterfalls or interest fees with other lenders. Additionally, describe if the stated interest rate disclosed in the Schedule of Investments is inclusive or exclusive of additional interest payments through agreements with other lenders.

Response: The Company advises the Staff that if it invests in a “bifurcated” unitranche facility, the Company will enter into an agreement among lenders (“AAL”). The AAL will determine which loans or portions of the loan are “first-out” or “last-out” and the applicable waterfall and other rights. In certain cases, the interest rate or fees of a “last-out” lender may be adjusted under the AAL. The Company advises the Staff that in instances where the Company invests in a “bifurcated” unitranche facility, and the AAL relating to that unitranche investment includes interest or fees, the stated interest rate disclosed in the Company’s consolidated Schedule of Investments for such investments is inclusive of such additional interest payments.

U.S. Securities and Exchange Commission

May 22, 2017

Senior Securities

3.	Please confirm the accuracy of calculations used to populate the asset coverage per unit column, as the Staff has come up with different values doing the calculations on its own.

Response: The Company has reviewed the calculations for asset coverage per unit in the Senior Securities table and confirms that the calculations disclosed are accurate.

Consolidated Statement of Assets and Liabilities

4.	Please confirm whether the Company has received payment of the due from affiliate in the amount of $590,000 at December 31, 2016.

Response: The Company advises the Staff that it received payment for all the amount due from its affiliates at December 31, 2016, except for $93,000, which is the amount currently payable upon the liquidation of the affiliated fund, which has yet to occur.

Consolidated Schedule of Investments

5.	Please disclose the received rate of the Company’s interest rate derivative. If the received rate is LIBOR added to a spread, please disclose the spread if it is not already disclosed in the Notes to the Consolidated Financial Statements.

Response: The Company advises the staff that the received rate is the then current three-month LIBOR rate. The Company has disclosed this in its consolidated schedule of investments and financial statement footnotes.

Notes to Consolidated Financial Statements

6.	Please confirm that the Company has performed an analysis as to whether the disclosure requirements of Rules 3-09 and 4-08(g) of Regulation S-X should be applied. And further, please confirm in the response letter whether the Company has performed each of the three tests outlined in Rule 1-02(w) of Regulation S-X.

Response: The Company confirms that it has performed an analysis as to whether the disclosure requirements of Rules 3-09 and 4-08(g) of Regulation S-X should be applied, including with regard to each of the three tests outlined in Rule 1-02(w) of Regulation S-X. Other than as disclosed, there are no other investments that would require such disclosure.

7.	Please confirm that all of the entities that are consolidated in the Company’s financial statements are specifically named in the notes to the consolidated financial statements. If the Company has wholly owned, or substantially-wholly owned subsidiaries that are not consolidated, please discuss in correspondence each subsidiary and the reasons for non-consolidation. To this point, please be advised of the guidance issued by the Division of Investment Management in October of 2014 that discusses consolidation. And further, please ensure that all of the Company’s wholly and substantially-wholly owned subsidiaries that are consolidated include the respective taxable subsidiaries.

Response: The Company confirms that each of its consolidated wholly owned and substantially-wholly owned subsidiaries are named in the notes to its consolidated financial statements, including any taxable subsidiaries, in accordance with the Staff’s guidance.

*            *             *

U.S. Securities and Exchange Commission

May 22, 2017

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218, or Lisa A. Morgan at (202) 383-0523.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus